UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     9    )*

Vintage Petroleum, Inc.

(Name of Issuer)

Common Stock, $.005 par value

(Title of Class of Securities)

927460 10 5 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927460 10 5	13G	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles C. Stephenson, Jr

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 10,629,600 6. Shared Voting Power -0- 7. Sole Dispositive Power 10,629,600 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,629,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 927460 10 5	13G	Page 3 of 4

Item 1.	(a)	Name of Issuer: Vintage Petroleum, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

110 West Seventh Street, Suite 2300
Tulsa, Oklahoma 74119-1029

Item 2.	(a)	Name of Person Filing: Charles C. Stephenson, Jr.

	(b)	Address of Principal Business Office:

110 West Seventh Street, Suite 2300
Tulsa, Oklahoma 74119-1029

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, par value $.005

	(e)	CUSIP Number: 927460 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 10,629,600 shares (1)(2)(3)

	(b)	Percent of Class: 16.8%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,629,600 (1)(2)(3)

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 10,629,600 (1)(2)(3)

(iv) shared power to dispose or to direct the disposition of: -0-

(1)	Includes 9,737,400 shares held by a general partnership controlled by Mr. Stephenson.
(2)	Includes 100,400 shares held by the Stephenson Family Charitable Foundation, of which Mr. Stephenson and his wife are co-trustees. Mr. Stephenson and his wife do not have a pecuniary interest in the shares held by the Foundation.
(3)	Does not include 200 shares owned by Mr. Stephenson’s wife. Mrs. Stephenson has full rights of ownership over such shares, including sole voting and investment power. Mr. Stephenson disclaims beneficial ownership of such shares.

CUSIP No. 927460 10 5	13G	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003	/s/ C. C. Stephenson, Jr.
C. C. Stephenson, Jr.